April 25, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:	Ta Tanisha Meadows
William Thompson
Scott Anderegg
Lilyanna Peyser
Mara L. Ransom

Re:	Carvana Co.
Registration Statement on Form S-1
Originally Filed March 31, 2017
File Number 333-217085

Ladies and Gentlemen:

Carvana Co., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-217085, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on April 27, 2017 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Robert E. Goedert of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

CARVANA CO.

By:	/s/ Paul Breaux
Name:	Paul Breaux
Title:	Vice President, General Counsel and Secretary